Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 4
DATED NOVEMBER 12, 2010
TO THE PROSPECTUS DATED OCTOBER 7, 2010
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 4 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated October 7, 2010, as previously supplemented by Supplement No. 2 dated October 15, 2010 and Supplement No. 3 dated November 5, 2010.  Unless otherwise defined in this Supplement No. 4, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Investments in Real Estate Assets

Recent Acquisitions

We purchased the following properties on November 5, 2010:

Property Name	Date Acquired	Total Square Feet or Units	Approx. Purchase Price	Cap Rate (1)	Annualized Base Rent	Average Annualized Base Rent per Square Foot	Average Remaining Lease Term in Years	Econ-omic Occ-upancy (2)	Phy-sical Occ-upancy
Colonial Square Town Center --Fort Myers, FL	11/05/10	272,358	$27,612,000	7.69%	$2,241,075	$8.23	9	97.4%	76.5%
Shops at Village Walk -- Fort Myers, FL	11/05/10	78,533	$10,753,000	8.08%	$1,017,543	$12.96	14	93.8%	85.1%

(1) We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income (“NOI”), existing at the date of acquisition, by the purchase price of the property.  NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, including master leases, if any, reduced by operating expenses and existing vacancies.

(2)  Economic occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased.

Benderson Retail Portfolio.  On November 5, 2010, we, through Inland Diversified Fort Myers Colonial Square, L.L.C. and Inland Diversified Fort Myers Village Walk, L.L.C., wholly owned subsidiaries formed for this purpose, acquired fee simple interests in two adjacent retail centers, a 272,358 square foot center known as Colonial Square Town Center and a 78,533 square foot center known as Shops at Village Walk, located in Fort Myers, Florida, together referred to as the “Benderson Retail Portfolio.” We purchased these properties from unaffiliated third parties, Colonial Square Associates, L.L.C. and Shops at Village Walk, L.L.C., for approximately $38.4 million.  Specifically, we paid approximately $27.6 million for Colonial Square Town Center and approximately $10.8 million for Shops at Village Walk at closing.  However, spaces totaling 85,041 square feet at Colonial Square Town Center and spaces totaling 11,711 square feet at Shops at Village Walk are subject to earnout closings aggregating $9.2 million and $2.4 million, respectively.  We will not be required to pay the earnouts on these spaces unless the spaces are leased, or the tenants are paying full rent, as the case may be, pursuant to the parameters set forth in the purchase agreement within thirty-six months of closing.

We funded $28.0 million of the purchase price with proceeds from our offering and $10.0 million with funds drawn upon our credit facility.  Closing costs did not exceed $150,000.

The cap rates in place at acquisition for Colonial Square Town Center and Shops at Village Walk were approximately 7.69% and 8.08%, respectively.  In deciding to acquire this portfolio, we considered the following:

•

The centers are anchored by what we believe are strong anchor tenants.  Colonial Square Town Center is anchored by a Kohl’s store and Shops at Village Walk is anchored by a necessity-based tenant, Publix Super Markets, Inc.

•

All current vacancies in the centers are covered by earnout closings, as described in more detail above.

•

We believe that the centers, which are newly developed, are in excellent condition.  Colonial Square Town Center was built in 2008 and Shops at Village Walk was built in 2009.  We do not intend to make significant renovations or improvements to either property.

Colonial Square Town Center is 97.4% leased to fourteen tenants.  The weighted-average remaining lease term for the tenants occupying the property is approximately nine years.  Major tenants of the property include Kohl’s, The Sports Authority and Hobby Lobby.  Kohl’s pays an annual base rent of $475,000 under a lease that expires in January 2029.  Under the terms of the lease, Kohl’s has five five-year options to renew through January 2054.  The Sports Authority pays an annual base rent of approximately $754,000 under a lease that expires in January 2024.  Under the terms of the lease, The Sports Authority has three five-year options to renew through January 2039.  Hobby Lobby will pay an annual base rent of approximately $386,000 under a lease that expires in January 2026.  Under the terms of the lease, Hobby Lobby has three five-year options to renew through January 2041.  The Hobby Lobby store is not yet open for business.

Shops at Village Walk is 93.8% leased to ten tenants.  The weighted-average remaining lease term for the tenants occupying the property is approximately fourteen years.  The major tenant of the property is Publix, which pays an annual base rent of approximately $788,000 under a lease that expires in October 2029.  Under the terms of the lease, Publix has seven five-year options to renew through October 2064.

The following tables list, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2010 through 2019 at Colonial Square Town Center and Shops at Village Walk, respectively, and the approximate rentable square feet represented by the applicable lease expirations.

Colonial Square Town Center
Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2010	1	20,974	30,000	1%
2011	–	–	–	–
2012	1	1,699	15,914	1%

2013	–	–	–	–
2014	5	26,825	399,596	18%
2015	1	3,668	48,000	2%
2016	–	–	–	–
2017	–	–	–	–
2018	–	–	–	–
2019	2	23,222	518,775	23%

Shops at Village Walk
Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2010	–	–	–	–
2011	–	–	–	–
2012	–	–	–	–
2013	–	–	–	–
2014	–	–	–	–
2015	4	7,607	137,988	15%
2016	–	–	–	–
2017	–	–	–	–
2018	–	–	–	–
2019	1	1,600	30,800	3%

The occupancy rates for Colonial Square Town Center and Shops at Village Walk were 83.3% and 71.2%, respectively, as of December 31, 2009.  The first full year of occupancy for each property was December 31, 2009.  The average effective annual rental per square foot for Colonial Square Town Center and Shops at Village Walk were $9.72 and $10.43, respectively, for the year ending December 31, 2009.

We believe that each property in the Benderson Retail Portfolio is suitable for its intended purpose and adequately covered by insurance. There are four competitive shopping centers located within approximately two miles of these properties.

Real estate taxes assessed for the fiscal year ended December 31, 2010 (the most recent tax year for which information is generally available) are approximately $262,000 and $134,000 at Colonial Square Town Center and Shops at Village Walk, respectively.  The amount of real estate taxes assessed was calculated by multiplying each property’s assessed value by a tax rate of 2.22%.  For federal income tax purposes, the depreciable basis in Colonial Square Town Center and Shops at Village Walk will be approximately $23.47 million and $9.25 million, respectively.  We will calculate depreciation expense for federal income tax purposes by using the straight-line method.  For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of forty and twenty years, respectively.

Financing Transactions

Kohl’s Bend River Promenade Mortgage Loan.  On November 5, 2010, we, through our wholly owned subsidiary, Inland Diversified Bend River, L.L.C., entered into a loan in an aggregate principal amount equal to approximately $9.4 million from PNC Bank, National Association.  The loan is secured by a first mortgage on Kohl’s Bend River Promenade, located in Bend, Oregon, which we acquired in August 2010.  The loan bears interest at a rate equal to thirty-day LIBOR plus 2.75% per annum and matures on November 5, 2015.  The maturity date may be extended for two one-year periods, upon the satisfaction of certain conditions, including the payment of an extension fee, Kohl’s Department Stores, Inc. (“Kohl’s”) or any successor tenant not being in default on its lease and the existing lease to Kohl’s not having been terminated.  The loan requires the borrower to make monthly payments of interest only until the maturity date, on which date the outstanding principal balance of the loan plus all accrued and unpaid interest will be due.  The loan may be prepaid, in whole or in part, without penalty or premium, at any time, subject to the indemnification of the lender for any loss or cost incurred by it resulting therefrom.

The loan is recourse to Inland Diversified Bend River, L.L.C. and non-recourse to us, subject to standard non-recourse carve outs and further subject to an election to assume recourse liability by us in the case of a Kohl’s lease default or Kohl’s lease termination.  We have guaranteed the full payment of losses, costs or damages incurred by the lender as a result of its enforcement of the guaranty, any intentional material misrepresentation by the borrower or any physical waste of the property, among other things.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 170.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of November 10, 2010.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	22,374,302	222,547,913	21,126,357	201,421,556

Shares sold pursuant to our distribution reinvestment plan:	405,804	3,855,134	–	3,855,134

Shares purchased pursuant to our share repurchase program:	(6,400)	(62,350)	–	(62,350)
Total:	22,793,706	$226,540,697	$21,126,357	$205,414,340

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.